SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Ambev S.A. (“Company”) that, as indicated in the Minutes of the meeting of the Board of Directors held on 04 May 2026, the members of the Company’s Board of Directors approved:

(i)	the payment of the second tranche of interest on capital, the distribution of which was approved at the meeting of the Board of Directors held on December 09, 2025 and disclosed in the Notice to Shareholders published on the same date (“IOC 2025”), and the payment of the first tranche of IOC 2025 was made on April 06, 2026, as disclosed in the Notice to Shareholders released on February 12, 2026. The payment of the second tranche of IOC 2025 will be made on July 06, 2026, in the gross amount of R$ 0.0755 per share, corresponding to the net amount of R$ 0.0642 per share of the Company, after deduction of income tax (“IRRF”) pursuant to applicable law, and the record dates considered at the time of the distribution resolution remain unchanged, namely December 18, 2025, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange – NYSE, with no monetary adjustment. Shares and ADRs have been traded ex-IOC as from and including December 19, 2025.

(ii)	the distribution of interest on capital, based on the profit for the fiscal year and the available balances shown in the extraordinary balance sheet prepared as of March 31, 2026 (the preparation of which was also approved by the Board of Directors at a meeting held on May 04, 2026), corresponding to the gross amount of R$ 0.0449 per share of the Company (“IOC 2026”). The IOC 2026 amount will not be allocated to the mandatory minimum dividend for the fiscal year 2026. The distribution will be taxed pursuant to the applicable law, and the Company will withhold the applicable IRRF prior to the payment of IOC 2026, which will result in a net distribution of R$ 0.0370 per share of the Company[1].

The aforementioned payment shall be made by December 31, 2026, considering the shareholding position of June 22, 2026, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and June 24, 2026, with respect to the New York Stock Exchange – NYSE, with no monetary adjustment. Shares and ADRs will be traded ex-IOC as from and including June 23, 2026. The exact payment date will be resolved at a new meeting of the Board of Directors and duly disclosed to the market.

1 Considers the standard 17.5% rate, which may change due to tax immunities and exemptions, pursuant to Article 5 of Law No. 11,053/04, as amended by Law No. 11,196/05, or due to international treaties, including those applicable to shareholders located in low-tax jurisdictions and privileged tax regimes.

The Company reaffirms its commitment to creating value for shareholders and to maintaining high standards of transparency in the disclosure of material information to the market.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed checking account. Shareholders who have not yet provided such indication shall receive from Banco Bradesco S.A., as depositary bank, at the address registered with the bank, a notice containing information regarding the payment, which shall be presented at one of its branches with instructions for processing the respective credit. Shareholders who hold their shares under a fiduciary custody arrangement shall have their credits available according to procedures adopted by B3.

With respect to IOC 2026, non-resident shareholders that believe they are entitled to a differentiated IRRF tax regime based on international tax treaties to avoid double taxation, as well as shareholders that are immune or exempt from taxation, shall provide evidence of such condition, pursuant to applicable law, by June 26, 2026, to the Investor Relations area through the e-mail address ri@ambev.com.br, in accordance with the terms set forth in Annex I to this Notice to Shareholders.

São Paulo, 04 May 2026.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

ANNEX I

Procedures applicable to the reduction of IRRF rates under a Double Taxation Avoidance Treaty

Non-resident shareholders that believe they are entitled to the application of a reduced withholding income tax at source (“IRRF”) rate due to an international treaty to avoid double taxation entered into by Brazil and the jurisdiction of their tax residence (“Treaty”) shall observe the procedures set forth in this Annex.

The Company, as the paying source, is responsible for the withholding and collection of IRRF levied on IOC 2026 prior to its payment to shareholders. Therefore, the application of any differentiated tax treatment will depend on the timely, complete and proper submission of the information and documents set forth in this Annex I. The information provided will be used by the Company exclusively for the purpose of determining the IRRF rate applicable to non-resident shareholders who are beneficiaries of IOC, when applicable.

The Company will not consider any information or documents submitted after the Submission Deadline, as well as those submitted in an incomplete, inadequate, inconsistent or insufficient manner. In such cases, the IRRF rate set forth under applicable law will fully apply, with no possibility of retroactive review, without prejudice to the non-resident shareholder seeking, directly before the competent tax authorities, any refund it believes to be due.

The Company may, at its sole discretion, request additional information and/or documents whenever it deems necessary for the full compliance with its legal obligations as a tax withholding agent.

By providing the information mentioned in this Annex I, shareholders and their custody agents authorize the disclosure of the data submitted, as well as any additional information that may be subsequently requested by the Company, to the tax authorities in the context of a tax audit.

A. SUBMISSION OF DOCUMENTS AND INFORMATION

Non-resident shareholders shall submit to the Company, directly via e-mail ri@ambev.com, or through their respective custody agents, by June 26, 2026 (“Submission Deadline”), the following documents:

(a) the Ultimate Beneficial Owner Form set forth in item B below, duly filled out and signed by the shareholder or its legal representative; and

(b) a valid tax residence certificate issued by the competent tax authority of the shareholder’s tax residence jurisdiction, expressly referencing the treaty to avoid double taxation entered into by Brazil and such jurisdiction, certifying the shareholder’s status as a tax resident for purposes of applying the Treaty. The document shall be presented in its original form or as a notarized digitized copy, in Portuguese, English or Spanish. Documents issued in other languages must be accompanied by a sworn translation into Portuguese or English.

The information contained in the Beneficial Owner Form shall be provided by the shareholder on a declaratory basis and under its sole responsibility.

B. ULTIMATE BENEFICIAL OWNER FORM

1. Identification of the Ultimate Beneficial Owner
☐ Individual
Full name: _______________________________________________
Country of Tax Residence: _________________________________
Full address: ____________________________________________
Local Taxpayer Identification Number (CPF equivalent): __________________
Contact e-mail: __________________________________________

☐ Legal Entity or Unincorporated Entity
Corporate name: ___________________________________________
Country of Tax Residence: _________________________________
Full address: ____________________________________________
Local Taxpayer Identification Number (CNPJ equivalent): __________________
Type of entity: ☐ Operating company  ☐ Holding company  ☐ Investment fund  ☐ Other: __________________________
Contact e-mail: __________________________________________

2. Tax Residence

☐ I hereby declare, for all purposes, that the beneficiary identified above is a tax resident in the country indicated for purposes of applying a Treaty to Avoid Double Taxation entered into with Brazil.

☐ In the case of a Legal Entity or an Unincorporated Entity beneficiary, the beneficiary declares that it maintains, in the tax residence jurisdiction indicated above, economic substance compatible with the activity carried out, having its own or regularly available physical premises, qualified employees in a number appropriate to its activity, and local operating expenses incurred in the ordinary course of its business.

Tax residence must be evidenced by an official document issued by the tax authority of the foreign country, in English or Spanish. Documents issued in other languages must be accompanied by a sworn translation into English.

Failure to present the certificate, presentation outside the required standards or an expired certificate will result in the non-application of any Treaty benefit, and Brazilian domestic rules will apply, with withholding tax at source according to domestic rates.

3. Application of Treaty to Avoid Double Taxation (“Treaty”)

I declare and confirm that (check all applicable options):

a) Tax Residence

☐ The beneficiary is a tax resident in ______________________, and is subject to the Treaty entered into between Brazil and ______________________.

b) Beneficial Owner

☐ The beneficiary is the beneficial owner of the Interest on Own Capital received.

☐ The beneficiary declares that receives the IOC on its own behalf and for its own account, as the beneficial owner, and does not act as agent, nominee, fiduciary, attorney-in-fact, custodian, conduit or in any analogous capacity for the benefit of third parties. The beneficiary further declares that it is not obliged, contractually, legally or factually, to pass on, in whole or in part, the amounts received as IOC to any third party, particularly to a resident in a jurisdiction that would not be entitled to the same tax treatment under the Treaty, and that it has full powers of use, enjoyment and disposition over such income and bears the economic risks associated therewith.

c) Qualification for Treaty Benefits and LOB Clause

☐ The beneficiary meets the conditions to enjoy the Treaty benefits, including, where applicable, the requirements of the Limitation on Benefits (“LOB”) clause, qualifying under one of the following categories:

☐ Individual
☐ Publicly traded company listed on a recognized exchange
☐ Qualified subsidiary of a publicly traded company listed on a recognized exchange
☐ Other (in this case, explain below the conditions to meet the LOB clause)

☐ The applicable Treaty does not contain a LOB clause

Special Rates and Conditions (when applicable):

The beneficial owner declares that it is claiming the provisions of Article ___, paragraph ___ of the Treaty between Brazil and ______________________, for application of an IRRF rate of ___% to the payment or credit of IOC.

Describe below the additional conditions under the Treaty that are met by the beneficial owner to be entitled to the reduced rate (if applicable):
_____________________________________________________________________________

4. Statement of Responsibility

I declare that the information above is true, complete and correct, and that I understand that false or incomplete information may result in the non-application of the requested tax treatment and/or liability for all legal purposes.

The beneficiary undertakes to notify the Company, in writing and within 02 (two) days counted from the respective occurrence, of any change to the information and statements provided in this Form that may occur between the date of its signature and June 24, 2026, including, without limitation, changes in tax residence, direct or indirect corporate control, applicable tax regime in the jurisdiction of residence, or any other circumstance that may affect eligibility for the Treaty. Failure to provide timely notice will result in the beneficiary assuming full responsibility for the resulting tax consequences.

I further declare that I undertake to fully reimburse the Company for any amounts that may be assessed, charged or collected from the Company by the competent authorities, including taxes, IRRF differences, fines, interest, monetary adjustments, penalties, costs and expenses, if the withholding or payment of IRRF is deemed lower than due or inadequate.

Should the full reimbursement of the amounts due not occur within the term established in the communication sent by the Company to the shareholder, the Company is hereby expressly authorized, without the need for any further notice or additional authorization, enforce collection of such amounts, including by means of set-off, in whole or in part, the Company’s credit against any amounts that are or may become due by the Company to the defaulting shareholder, under any title and at any time, including, without limitation, dividends, interest on capital, bonus shares, refunds and other proceeds, whether current or future, declared, distributed and/or paid to such shareholder, and is further authorized to withhold such amounts until the shareholder has fully complied with its reimbursement obligations.

Place and date: ____________________________________________
Name of beneficiary or legal representative: __________________
Position (if legal entity): _________________________________
Signature: ________________________________________________

This release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These statements, including without limitation, statements about our plans, strategies, prospects, and expectations regarding future distribution of dividends, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events. Accordingly, you should not place undue reliance on the forward-looking statements contained in this release. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer